ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANET Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street

                                 (No. and Street)

New York   NY   10004

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack   (212) 668-8700

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

                            (Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue   Lake Success   New York   11042

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, _____James Wilent_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____VIANET Direct, Inc._____ , as

of _____December 31_____, 20_04_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

SWORN TO BEFORE ME THIS
23rd DAY OF FEB/2005
NOTARY PUBLIC

_____
Signature

President

_____
Notary Public

ANIL M. MUKHATIYAR
NOTARY PUBLIC, State of New York
No. 41-4985497
Qualified in Queens County
Commission Expires Aug. 19, 20 08

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VIANET DIRECT, INC.



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STATEMENT OF FINANCIAL CONDITION

December 31, 2004

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VIANET DIRECT, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

A S S E T S

Cash and cash equivalents	$	136,500
Property and equipment, net of accumulated depreciation of $34,290		81,599
Other assets		29,669
	$	247,768

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to broker, dealer and clearing organization	$	3
Accrued expenses and other payables		118,844
		118,847
Stockholders' equity:		
Convertible preferred stock, Series "A", $.01 par value;		
15,000 shares authorized, 2,400 shares issued and outstanding		24
Common stock, $.001 par value; 50,000,000 shares authorized,		
6,447,005 shares issued and outstanding		6,447
Additional paid-in capital		3,218,673
Deficit accumulated during the development stage		(3,096,223)
		128,921
	$	247,768

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS:

VIANET Direct, Inc. (the "Company") (a Development Stage Company) was incorporated on January 17, 2002, under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On September 18, 2003, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has been in the development stage since its formation on January 17, 2002. It is primarily engaged in the development of an electronic trading platform which will provide a highly liquid, efficient and fair securities market for trading equities and other financial securities utilizing intelligent matching systems and interactive on-line transaction systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment, which consist primarily of computer equipment, is stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets. The useful lives of the assets are 5 years.

Stock Issued and Options Granted for Services:

Shares of common stock issued and options granted for other than cash have been assigned amounts equivalent to the fair value of the service received in exchange.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect for the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward and a New York Liberty Zone employment credit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Stock Options:

The Company has adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R), "Share-Based Payment". As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards.

3. INCOME TAXES:

The Company has remaining net operating loss carryforwards which are available to offset future taxable income expiring as follows:

Years Ended December 31,	Amount
2022	$ 120,843
2023	892,871
2024	2,026,917
	$ 3,040,631

The Company also has available a Section 179 expense election carryforward in the amount of $12,000 and a New York Liberty Zone business employment credit of $23,400.

Deferred taxes are a result of the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward and a New York Liberty Zone employment credit. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit.

The deferred taxes consist of the following:

	Amount
Deferred tax asset	$ 1,410,000
Valuation allowance	(1,410,000)
Net deferred tax asset	$ -0-

4. STOCK ISSUED AND OPTIONS GRANTED FOR SERVICES RENDERED:

The Company has issued common stock and has granted options to certain consultants and officers of the Company for future services in the aggregate amount of $187,392. In lieu of cash payments the Company has received the value of services rendered by these consultants and officers.

5. SHORT TERM CONVERTIBLE BRIDGE LOAN:

During 2004, the Company entered into a short term convertible bridge loan in the total amount of $275,000 for the purpose of funding short term operational requirements. The loan matured on the 60th calendar day following receipt of the loan amount. The loan was noninterest bearing; however, five year warrants were issued convertible into 27,500 shares of common stock at $1.50 per share.

The loan provided the note holders a conversion right on the outstanding balance, at a conversion rate of $.75 per share. To induce the note holders to convert the debt to equity, upon conversion of four shares of common stock the note holder will receive one five year warrant convertible into one share of common stock at $1.50 per share.

On the maturity date, $150,000 was converted into 200,000 shares of common and the remaining outstanding balance was repaid.

6. CAPITAL CONTRIBUTIONS:

During the year ended December 31, 2004, the Company issued for cash the following stock:

	Number of Shares	Amount
Common	383,333	$ 300,000
Preferred	2,400	1,500,000
		$ 1,800,000

7. CONVERTIBLE PREFERRED STOCK, SERIES "A":

In February 2004, the Company issued 2,400 shares of Series "A" Convertible Preferred Stock at $625 per share for a total of $1,500,000. Each Series "A" Preferred share is convertible into 1,000 shares of common stock at $.625 per share. The Company also granted the preferred stockholder 2 million options to purchase shares of common at $.50 per share. The options expire in 2009.

The preferred shares possess priority over common stock shareholders in the event of any voluntary liquidation or dissolution.

In addition, the preferred shares possess pre-emptive rights regarding issuance or sales of the Company's common stock or securities convertible into common stock at prices equal to or greater than $.625 per share over a two year period. In this regard, the holder may purchase up to a number of shares so that his percentage interest of the total outstanding share immediately after the offering is not less than his percentage interest immediately before the offering.

The preferred shares carry with them anti-dilution rights and carry no voting rights until converted into common shares.

8. OUTSTANDING WARRANTS:

As an inducement to purchase shares of common stock the Company issued warrants. At December 31, 2004, the Company had outstanding warrants to purchase 2,123,418 shares of common stock at a $1.50 per share. The warrants expire at various dates through 2009.

9. OUTSTANDING OPTIONS:

The Company has a stock option plan under which they may issue incentive stock options to employees as defined under Section 422 of the Internal Revenue Code or non-statutory stock options to service providers. The maximum number of shares authorized for issuance under the plan is ten million. The exercise price shall be determined by the administrator at date of grant. In the case of an incentive stock option, the price shall be no less than 110% of the fair market value on the date of grant if the employee owns in excess of 10% of the voting power of all classes of stock. If the employee does not own in excess of 10% of the voting power, the price shall be no less than 100% of the fair market value on the date of grant. Non-statutory stock options may be granted at an exercise price of less than 100% of the fair market value on the date of grant. The maximum term for the options is ten years.

At December 31, 2004, the Company had outstanding 4,708,000 options as follows:

Options	Number of Shares	Exercise Price	Expiration Date
Incentive	500,000	$ .75	2013
Incentive	825,000	.75	2008
Non-statutory	200,000	.01	2006
Non-statutory	50,000	1.50	2009
Non-statutory	1,133,000	.01	2009
Non-statutory	2,000,000	.50	2009
	4,708,000		

As permitted by SFAS 123R, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options issued as compensation. No compensation costs were charged to operations for the year end December 31, 2004. Had compensation costs been determined pursuant to SFAS 123R, there would be no material effect on the 2004 operations and, therefore, the amounts are not presented in these financial statements.

Non-statutory options granted to service providers have been recorded at the fair value of the service provided, which amounted to $13,830.

10. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain a deposit with the clearing broker.

11. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2004, the Company had net capital, as defined, of $17,653 which was $9,730 in excess of its required net capital of $7,923. At December 31, 2004, the Company had aggregate indebtedness of $118,847. The ratio of aggregate indebtedness to net capital was 6.73 to 1.

12. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with the clearing broker, who will carry all of the accounts of such customers. The Company will not maintain margin accounts for its customers; therefore, there will be no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2004, this credit risk amounts to $47,145.

13. MANAGEMENT'S BUSINESS PLAN:

As discussed in Note 1, the Company has been in the development stage since its inception on January 17, 2002. As shown in the financial statements, the Company has incurred net losses since that time. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements and the success of future operations. In view of these matters, management intends to infuse sufficient working capital, through the issuance of additional common and preferred stock and outside financing, to meet ongoing operations and continued compliance with minimum net capital requirements.

14. SUBSEQUENT EVENTS:

Subsequent to December 31, 2004, the Company entered into stock subscription agreements resulting in the issuance of 309,333 shares of common stock for $232,000.

On January 5, 2005, the 1,333,000 of non-statutory options were exercised at $.01 per share resulting in the issuance of additional shares of common stock for $13,330.

* * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
VIANET Direct, Inc.

We have audited the accompanying statement of financial condition of VIANET Direct, Inc. (a Development Stage Company) (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of VIANET Direct, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company, which is in the development stages, will continue as a going concern. The Company has incurred net losses since its inception and has experienced severe liquidity problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters also are described in Notes 13 and 14. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
March 4, 2005